

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

May 13, 2011

Joshua B. Weingard
Chief Legal Officer
Cardo Medical, Inc.
7625 Hayvenhurst Avenue
Suite 49
Van Nuys, California 91406

      Re: **Cardo Medical, Inc.**
               Preliminary Information Statement on Schedule 14C
               Filed January 31, 2011
               Annual Report on Form 10-K for the fiscal year
               ended December 31, 2010
               Filed March 31, 2011
               File No. 0-21419

Dear Mr. Weingard:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

      Sincerely,

      Amanda Ravitz
      Assistant Director